February 14, 2013

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance (Mail Stop 3561)

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:                             Hormel Foods Corporation

Form 10-K for the fiscal year ended October 28, 2012

Filed December 19, 2012

File No. 001-02402

Dear Ms. Cvrkel,

This letter contains the responses of Hormel Foods Corporation, a Delaware corporation (the Company), to your letter dated February 6, 2013, (the SEC letter).  We have incorporated your numbered comments from the SEC letter below, and our corresponding responses follow.

Annual Report on Form 10-K for the fiscal year ended October 28, 2012

Selected Financial Data, page 13

Comment

1.              We note the presentation of the non-GAAP measures EBIT and EBITDA and the related statement that management believes they are useful measures for investors.  Please revise to disclose to what extent, if any, management uses such measures.  Refer to the guidance outlined in Item 10(e)(1)(i)(D) of Regulation S-K.

Response

1.              As noted, the Company provides the non-GAAP measures EBIT and EBITDA because management considers them to be useful measures for investors.  Management uses EBIT as a component of certain executive incentive plans.  The Company utilizes EBITDA to verify compliance with debt covenants related to its revolving credit facility.

In future filings the Company will expand its disclosure to include management’s use of any non-GAAP measurements disclosed, to the extent material.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 16

Comment

2.              We note that your current discussion of changes in results of operations for the various periods presented in your financial statements includes a discussion of the factors responsible for the changes in the various categories of revenue and expenses but does not provide adequate quantification as to how each factor impacted your results of operations for the various periods presented.  Where multiple factors impact a line item in your financial statements, please revise to quantify, where practical, how each factor impacted your reported results of operations for the periods presented.

Response

2.              The Company provides quantitative disclosure for factors it believes to be material when the information is reasonably available and reasonably precise, such as the impact of acquisitions, divestures, and non-recurring items.  However, quantifying the precise impact of certain factors such as product mix, pricing initiatives, individual input costs, or overall market fluctuations is unreliable due to the broad assumptions involved in quantifying these items in isolation.  Our disclosures have been provided to show qualitative trends and aid in the understanding of the underlying financial information provided.

In future filings, the Company will review the disclosures to determine if any additional factors that are material can be practically quantified and if so, the Company will provide the appropriate additional disclosure.

Comment

3.              We note from the disclosure in the last paragraph on page 20 and from the discussion on page 24 that the lower general corporate expense for the fourth quarter and fiscal years 2012 and 2011 as compared to the comparable periods of the prior years was due in part to a reduction in the lower of cost or market inventory reserve.  Please tell us the nature and amount of the lower of cost or market inventory reserve that was recognized in 2012 2011 and 2010 as a component of general corporate expense.  Also, please explain in detail why you believe it was appropriate to reflect any adjustments to such reserve as a component of general corporate expense rather than costs of sales.  We may have further comment upon review of your response.

Response

3.              Adjustments to the Company’s lower of cost or market inventory reserve are reflected in cost of products sold in the Consolidated Statements of Operations for all periods presented.  For segment reporting purposes, the Company has determined it is impractical to identify the appropriate allocation of this expense to specific reporting segments.

The Company’s general corporate expense includes amounts that are classified as either cost of products sold or selling, general and administrative expense, depending on the nature of the expense.  An immaterial amount of expenses (typically less than one percent of total expenses) are retained within general corporate expense, as it is not considered practical to allocate such amounts to the reporting segments.

The following amounts related to the lower of cost or market inventory reserve were included in the Company’s general corporate expense for the periods indicated:

debit (credit) in 000’s	2012	2011	2010
Fourth quarter	$(3,729)	$(1,339)	$2,732
Fiscal year	$(3,729)	$(2,747)	$6,307

Liquidity and Capital Resources, page 25

Comment

4.              Please revise your MD&A discussion of cash flows from operating, investing and financing activities to cover the three years presented in your financial statements as required by Item 303(a) of Regulation S-K.  In this regard, we note that no discussion of cash flows from operating, investing, or financing activities has been provided for fiscal 2010.

Response

4.              The Company’s discussion of cash flow activities has primarily focused on the two most recent fiscal years as the Company considers that activity to be most relevant to investors.  Activities for the third preceding year would have been detailed in the filings for both of the prior two fiscal years.  To the extent discussion of a significant cash flow event in the third preceding year would enhance the reader’s understanding, the Company will expand its disclosure in future filings.

Financial Statements

Notes to Consolidated Financial Statements, page 38

Note N Fair Value Measurements, page 55

Comment

5.              We note from page 57 that certain assets and liabilities are measured at fair value on a non-recurring basis and that an impairment charge was required to reduce such assets to fair value during the second quarter of fiscal year 2010.  In this regard, please ensure your footnote includes all disclosure requirements prescribed by ASC 820-10-50-5 with respect to non-recurring fair value measurements.

Response

5.              In the second quarter of fiscal year 2010 the Company recorded and disclosed an impairment for the closing of its Valley Fresh Plant in Turlock, California.  The facilities were written down to their current estimated fair value, which was based on market research utilizing comparable properties in the appropriate industry and geographical region (a Level 2 valuation within the fair value hierarchy).

In future filings, the Company will expand its disclosures related to any material non-recurring fair value measurements to include all information required under ASC 820-10-50-5.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (SEC);

•                  SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or would like clarification as to any of the information provided in this letter, please do not hesitate to contact the undersigned at (507) 437-5611 (telephone) or (507) 434-6981 (facsimile).  Thank you.

Sincerely,

/s/ Jody H. Feragen
Jody H. Feragen

cc:                  Heather Clark,

Securities and Exchange Commission

Jeffrey M. Ettinger,

Chairman of the Board, President & Chief Executive Officer, Hormel Foods Corporation

James N. Sheehan,

Vice President & Controller, Hormel Foods Corporation

Brian D. Johnson,

Vice President & Corporate Secretary, Hormel Foods Corporation